Exhibit 99.1

Cenovus increases oil sands production by 14%

Cash flow rises 56% on stronger refining results, higher crude prices

•                  Foster Creek and Christina Lake combined oil sands production exceeded 66,000 barrels per day (bbls/d) net to Cenovus in the third quarter, reflecting the addition of new capacity at Christina Lake and improved operating efficiency at Foster Creek.

•                  Christina Lake began production from expansion phase C in the third quarter, ahead of schedule and with capital expenditures for the entire phase under budget.

•                  Cenovus continued construction of Foster Creek phase F, the first of three additional approved expansion phases at that operation, while work also advanced on Christina Lake phases D and E.

•                  Lower Shaunavon light crude oil production increased by approximately 2,000 bbls/d from the same period a year earlier, about a four-fold increase.

•                  Cenovus generated cash flow of $793 million or $1.05 per share diluted in the third quarter.

•                  Refining operating cash flow was $233 million during the quarter mainly due to improved refined product prices and higher throughput.

•                  The Coker and Refinery Expansion (CORE) project at Wood River was nearly finished, with coker start-up activities expected to be complete by the middle of November.

•                  Cenovus was named to the 2011 Dow Jones Sustainability Index North America as well as the Carbon Disclosure Leadership Index for Canada.

“We delivered strong operating performance from our oil properties in the third quarter and continued to meet the milestones the company has set out to build long-term value for our shareholders,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “The company generated another quarter of excellent financial performance as higher crude oil prices and stronger refining results contributed to a significant increase in cash flow.”

Financial & Production Summary
(for the period ended September 30) ($ millions, except per share amounts)	2011 Q3	2010 Q3	% change	2011 9 months	2010 9 months	% change
Cash flow[1] Per share diluted	793 1.05	509 0.68	56	2,425 3.20	1,767 2.35	37
Operating earnings[1] Per share diluted	303 0.40	156 0.21	94	907 1.20	652 0.87	39
Net earnings Per share diluted	510 0.67	295 0.39	73	1,212 1.60	1,003 1.33	21
Capital investment	631	479	32	1,820	1,414	29
Production (before royalties)
Oil sands total (bbls/d)	66,389	58,107	14	63,822	58,458	9
Conventional oil and NGLs total (bbls/d)	67,107	69,960	-4	67,035	70,594	-5
Total oil production (bbls/d)	133,496	128,067	4	130,857	129,052	1
Natural gas (MMcf/d)	656	738	-11	655	754	-13

1Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

1

Calgary, Alberta (October 27, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered a strong third quarter led by increased production at Foster Creek and Christina Lake, higher average sales prices for the company’s crude oil and excellent results from its refining business. Cenovus continues to effectively meet the milestones it has set to expand oil sands operations, bringing on new production capacity and advancing construction on its existing projects to set the stage for additional growth.

Third quarter crude oil production increased about 4% due to oil sands production that was 14% higher compared with the same period a year earlier. Conventional oil production slightly declined as increased volume from Lower Shaunavon was more than offset by expected natural declines at more mature properties and the lingering adverse impact from flooding in southern Saskatchewan earlier in the year, which delayed drilling and facilities work. Cenovus began producing oil from the phase C expansion at Christina Lake during the quarter and the property averaged more than 10,000 bbls/d net, a 28% increase from the third quarter of 2010. Foster Creek production rose 12% to more than 56,000 bbls/d, benefiting from improved plant efficiency and well performance. Cenovus’s average realized crude oil sales price increased to $68.13/bbl, up about 10% from the same period a year earlier.

“The company’s strong cash flow, coupled with our solid balance sheet, allows Cenovus to continue advancing development of our two existing oil sands assets, Foster Creek and Christina Lake, as well as pursue additional emerging projects that are expected to anchor Cenovus’s future growth. We plan to add one new expansion phase every 12 to 18 months over the coming years,” Ferguson said. “The company is focused on delivering on its 10-year strategic plan and is well positioned to withstand the volatility recently experienced in both commodity and capital markets.”

Cenovus’s manufacturing approach for developing its oil sands assets gives the company the ability to control the pace and cost of its expansions. Projects are expanded in phases of 35,000 to 40,000 bbls/d, using in-house construction management teams, standard designs, the company’s Nisku module assembly yard and multiple small contractors. The company demonstrated the effectiveness of this approach in the third quarter by bringing on phase C at Christina Lake ahead of schedule and with capital expenditures below budget for the entire phase. This proven execution strategy, combined with exceptional oil sands reservoirs, helps make Cenovus an industry-leader in capital efficiency.

Capital spending on oil properties company-wide increased to $477 million, up $212 million from the third quarter a year earlier as the company accelerated development of its oil assets to support its goal of doubling net asset value between 2010 and 2015. About half of the capital spending for crude oil in the quarter was directed to the Foster Creek and Christina Lake properties where expansions are progressing well. Earthworks for Foster Creek phases F, G and H, which are expected to add a combined 105,000 bbls/d of new gross production capacity beginning in 2014, were nearing completion in the quarter and construction on Christina Lake phase D also advanced.

The company increased capital investment in its Pelican Lake operation to $70 million in the third quarter, up from $17 million a year earlier, as part of its plan to more than double crude oil production at Pelican Lake over the next five years. Capital investment in conventional oil rose to $168 million from $81 million a year earlier as the company continued to pursue near-term oil opportunities in southern Saskatchewan and Alberta. As outlined in the strategic plan updated in June, Cenovus anticipates conventional oil production will increase to between 120,000 bbls/d and 130,000 bbls/d net by the end of 2016 from about 70,000 bbls/d currently.

Page 2	Q3 2011

Total cash flow was $793 million in the third quarter. Cenovus’s interest in two U.S. refineries accounted for much of the increase in cash flow compared with the same period in 2010. Refinery operations benefited from an increase in refined product prices and oil throughput, which offset higher crude input costs compared with the third quarter a year earlier. The refining margin more than tripled from the third quarter of 2010 as gasoline and diesel fuel continued to reflect higher global product prices. Cenovus expects favourable market conditions will continue to deliver strong operating cash flow from the refineries for the rest of the year. On a full-year basis, Cenovus anticipates refining operating cash flow will be in the range of $1 billion to $1.1 billion, excluding inventory adjustments.

During the third quarter, the CORE project at Wood River was substantially completed, marking another significant step in the company’s long-term strategy to build net asset value. The coker is on schedule to begin processing heavy oil in mid November and is expected to add 65,000 bbls/d of gross coking capacity.

“Our refining operations allow the company to realize the full value chain from heavy oil production through to the sale of transportation and heating fuels,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “The integration of our oil sands assets with heavy oil processing capacity offsets the adverse and variable impact of wide heavy oil differentials on upstream profitability. Start-up of the coker expansion at Wood River will increase integration and further offset our financial exposure to heavy oil differentials as we continue to grow our heavy oil production.”

The company has updated its guidance for the balance of this year to reflect actual production and commodity prices for the first nine months of 2011, increased capital investment to advance development of Cenovus’s oil projects as well as new assumptions for the fourth quarter. The updated guidance is available at www.cenovus.com.

Leader in sustainability

In the third quarter, Cenovus was included in the 2011 Dow Jones Sustainability Index (DJSI) North America for the second consecutive year and was recently named again to the 2011 Carbon Disclosure Leadership Index for Canada. The DJSI recognizes the leading companies in terms of sustainability, with selection being based on an annual assessment of their economic, social, corporate governance, and environmental performance. The Carbon Disclosure Project recognizes exceptional levels of climate change disclosure by companies.

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Effective January 1, 2011, Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Page 3	Q3 2011

Oil Projects

Daily Production[1]
(Before royalties) (Mbbls/d)	2011				2010					2009[2]

	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	55	56	50	58	51	52	50	51	51	38
Christina Lake	9	10	8	9	8	9	8	8	7	7
Oil sands total	64	66	58	67	59	61	58	59	59	44
Conventional oil
Pelican Lake	20	20	19	21	23	22	23	23	24	25
Weyburn	16	16	15	17	17	16	16	18	17	18
Other conventional oil & NGLs	31	31	29	32	31	31	31	29	32	32
Conventional total	67	67	64	71	70	69	70	70	72	74
Total oil & NGLs	131	133	122	137	129	130	128	129	131	119

  1 Totals may not add due to rounding.

  2 Does not include volumes from the Senlac property, which was sold in the fourth quarter of 2009.

Oil sands

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial growth. The Foster Creek and Christina Lake operations use steam-assisted gravity drainage (SAGD) to drill and pump the oil to the surface. These two projects are operated by Cenovus and jointly owned with ConocoPhillips.

Production

•                  Combined production at Foster Creek and Christina Lake increased 14% in the third quarter from the same period a year earlier due to improved plant efficiency and well performance at Foster Creek and the start-up of phase C at Christina Lake.

•                  Foster Creek produced more than 56,000 bbls/d net in the quarter, up 12% from a year earlier.

•                  About 12% of current production at Foster Creek comes from 38 wells using Cenovus’s Wedge WellTM technology. An additional 13 of these well types are waiting to be brought on production this year and the company plans to drill another 10 at Foster Creek by year end. These single horizontal wells, drilled between existing SAGD well pairs, reach oil that would otherwise be unrecoverable. The company’s Wedge WellTM  technology has the potential to increase overall recovery from the reservoir by 10%, while reducing the steam to oil ratio (SOR).

•                  Christina Lake production averaged more than 10,000 bbls/d net in the quarter, a 28% increase from the third quarter of 2010. This increase was mostly attributable to the start of production from phase C during the quarter. Production in September averaged more than 12,500 bbls/d net as this phase continued to ramp up.

Expansions

•                  Phase D at Christina Lake is 65% complete, ahead of schedule and on budget for the total project. Initial production from phase D is expected in early 2013.

•                  Once phases C and D are both fully operational, gross production capacity at Christina Lake is expected to be 98,000 bbls/d.

•                  Construction has started on Christina Lake phase E and earthworks are underway on phase F.

•                  Earthworks are almost complete at Foster Creek for the next three expansion phases. Detailed engineering, the installation of metal pilings and the pouring of concrete continue. Several pipe and equipment rack modules for phase F are currently being assembled at Cenovus’s Nisku module assembly yard, with the first one already delivered to the site. Phase F, combined with phases G and H, is anticipated to increase gross production capacity at Foster Creek to 225,000 bbls/d by the end of 2016 from its current 120,000 bbls/d.

Page 4	Q3 2011

•                  Capital investment at Foster Creek and Christina Lake was a combined $227 million in the third quarter, a 49% increase from the same period in 2010.

Operating Costs

•                  Operating costs at Foster Creek and Christina Lake averaged $12.60/bbl in the third quarter, a 13% increase from $11.15/bbl in the same period last year. Non-fuel operating costs were $10.22/bbl in the third quarter compared with $9.20/bbl in the same period a year earlier, an 11% increase. This was mostly due to increased staffing levels to prepare for full operation of the expansions as well as higher repair and maintenance costs.

•                  Cenovus continued to achieve some of the best SORs in the industry with ratios of approximately 2.2 at Foster Creek and 2.8 at Christina Lake for a combined SOR of about 2.3 in the third quarter. The higher SOR at Christina Lake, due to the start up of phase C in the third quarter, is anticipated to decline as production volumes ramp up.

•                  SOR measures the number of barrels of steam needed for every barrel of oil produced, with Cenovus having one of the lowest ratios in the industry. A lower SOR means less natural gas is used to create the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

Future projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northern Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications.

•                  A regulatory application for the Narrows Lake project, jointly owned with ConocoPhillips, was filed with the Alberta Energy Resources Conservation Board and Alberta Environment in June 2010. The company anticipates receiving a response in the second quarter of 2012. The application is the first to include the option of using a combination of SAGD and solvent aided process (SAP) for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d, with initial production expected in 2016.

•                  A SAGD pilot project is underway at the 100% owned Grand Rapids asset in the Greater Pelican Region. Steam injection began in December 2010 and the company continues to monitor the pilot to gain a better understanding of the reservoir. First oil production occurred during the third quarter. Cenovus remains on track to file a regulatory application for a commercial operation by the end of the year. Grand Rapids has the potential for production capacity of up to 180,000 bbls/d.

•                  At the 100% owned Telephone Lake project in the Borealis Region, Cenovus expects to submit a revised application later in the fourth quarter, updating the initial 35,000 bbls/d application to 90,000 bbls/d. The company is making progress on its plans for a transaction involving the Telephone Lake project and some of the surrounding oil sands lands. Interested parties are now viewing information about the opportunity.

Page 5	Q3 2011

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Since 2006, polymer has been injected along with a water flood to enhance production from this reservoir. Based on reservoir performance of the polymer flood, the company has initiated a new multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d by the end of 2016.

•                  Pelican Lake produced about 20,000 bbls/d in the third quarter, a 12% decrease in production compared with the same period in 2010 partially due to a planned turnaround, which reduced output by approximately 1,200 bbls/d for the quarter. The company expects increased production later this year as a result of additional investment in the polymer flood infrastructure and infill wells drilled over the past several months.

•                  Operating costs at Pelican Lake averaged $14.31/bbl in the quarter, a 10% increase from $13.05/bbl in the same period of 2010 mainly due to the turnaround and higher polymer costs.

•                  Capital spending at Pelican Lake in the third quarter was $70 million, a more than four-fold increase from the same period a year earlier. Spending was primarily related to increased infill drilling, with three rigs currently on site, to advance the polymer flood. Capital was also invested in additions and upgrades of the boiler units and emulsion pipelines.

Other conventional

In addition to Pelican Lake, Cenovus has extensive oil operations in Alberta and Saskatchewan. These include the established Weyburn operation that uses CO2 to enhance recovery, the emerging Bakken and Lower Shaunavon tight oil assets in southern Saskatchewan as well as established properties in southern Alberta.

•                  The Weyburn operation produced approximately 16,000 bbls/d net in the quarter, consistent with the same period a year ago. Some of the 150 wells that the company was forced to shut in during the second quarter due to flooding were slow to recover, which continued to negatively impact production in the third quarter.

•                  Lower Shaunavon production averaged approximately 2,600 bbls/d in the third quarter as the company ramped up operations following flooding in the area earlier this year. Cenovus had 42 horizontal wells and one vertical well producing in the third quarter. There were 36 wells drilled in the period.

•                  The company’s Bakken operation had production of 1,441 bbls/d in the third quarter, including royalty volumes. Cenovus drilled four wells in the third quarter.

•                  Combined production from the Lower Shaunavon and Bakken projects is expected to reach 7,200 bbls/d by the end of 2011, lower than previously anticipated, as flooding earlier in the year delayed work in both areas.

•                  Operating costs for Cenovus’s conventional oil and liquids operations, excluding Pelican Lake, increased 17% to $13.41/bbl in the third quarter compared with the same period in 2010. This was mainly due to higher workover activity, increased trucking activity as well as increased salaries and benefit costs.

Page 6	Q3 2011

Natural Gas Projects

(Before royalties) (MMcf/d)	Daily Production
		2011					2010			2009

	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas[1]	655	656	654	652	737	688	738	751	775	837

1 Reflects production from the sale of non-core assets in the third quarter of 2010.

Cenovus has a large base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in the third quarter was approximately 656 million cubic feet per day (MMcf/d), an 11% decline from the same period a year ago. About half of this decline is attributable to the sale of non-core natural gas properties that accounted for approximately 36 MMcf/d of production in the third quarter of 2010. The remaining decline was due to the company shifting capital to oil development and expected natural production declines.

•                  Cenovus’s average realized sales price for natural gas, including hedged volumes, declined 6% to $4.48 per thousand cubic feet (Mcf) compared with the third quarter in 2010.

•                  The company invested $22 million in the third quarter in its natural gas properties. These assets generated $200 million of operating cash flow, providing an excess of $178 million of the capital spent on them, helping to fund development of oil assets.

•                  Cenovus plans to manage declines in natural gas volumes, targeting a long-term production level of between 400 and 500 MMcf/d to match Cenovus’s future anticipated internal usage at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, ConocoPhillips. The Borger Refinery has gross coking capacity of 25,000 bbls/d. The CORE project at Wood River is adding 65,000 bbls/d of gross coking capacity, bringing the total capacity at Wood River to 83,000 bbls/d. With the completion of the CORE project, Cenovus’s Wood River Refinery will have an increased ability to process heavy crude oil feedstocks and produce a larger percentage of high value products. It is forecast that operating cash flow at Wood River will improve by approximately US$300 million a year net to Cenovus once the project is fully operational. The company’s two refineries will then have a combined capacity to process as much as 275,000 bbls/d gross of heavy crude oil.

•                  Third quarter operating cash flow from refining operations was $233 million, compared with a $32 million deficiency in the same period last year. Cenovus’s realized refining margins are calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s refining operating cash flow would have been $69 million higher than under FIFO.

•                  The company’s refining business generated $132 million of operating cash flow in excess of the $101 million of capital spent on it, providing additional funds for the development of upstream oil assets. Annual capital requirements for the refining business are expected to decrease with the completion of CORE.

Page 7	Q3 2011

•                  Refining benefited from higher market crack spreads, which increased to US$33.35/bbl from US$10.34/bbl at Chicago a year earlier. Benchmark crack spreads are based on LIFO accounting and reflect the near-month West Texas Intermediate (WTI) price as the crude oil feedstock.

•                  The locations of the company’s two refineries in Illinois and Texas also provided access to significant supplies of oil that were priced lower than the WTI crude benchmark. Approximately 30% of the total crude oil processed at these two refineries was heavy oil from Canada.

•                  In the third quarter, the two refineries produced approximately 426,000 bbls/d of refined products, an increase of 4% compared with the same period a year ago.

•                  Refinery crude utilization averaged 91% or 413,000 bbls/d of crude throughput, an increase from the 89%, or 401,000 bbls/d recorded in the third quarter of 2010. Crude utilization, although affected at the start of the third quarter by the recovery from a storm-related power outage at Wood River in late June, improved from the same period a year earlier when turnarounds and refinery optimization activities impacted operations.

•                  The CORE project was essentially complete at the end of the third quarter. Cenovus anticipates coker startup in the fourth quarter of 2011, with CORE project expenditures of approximately US$3.8 billion (US$1.9 billion net to Cenovus). All new and revamped process units and supporting utility systems, with the exception of the coker unit, have been commissioned with startup completed on a hydrogen plant, sulphur processing unit and vacuum unit. The coker unit is being commissioned in preparation for operation. No significant issues with startup or operation of the new facilities have been experienced to date.

Financial

Dividend

The Cenovus Board of Directors declared a fourth quarter dividend of $0.20 per share, payable on December 30, 2011 to common shareholders of record as of December 15, 2011. Based on the October 26, 2011 closing share price on the Toronto Stock Exchange of $36.21, this represents an annualized yield of about 2.2%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to the dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of the current and following years’ expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the two years after that. The company has approval for fixed price hedges on as much as 60% of net liquids production this year, up to 50% of net liquids production for the next year and 25% for each of the following two years although the company’s updated 10-year strategy calls for a reduction in oil hedging.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 110 MMcf/d of natural gas is consumed at the company’s SAGD and refinery operations, which is offset by the gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

Cenovus’s main hedge positions at September 30, 2011 comprise:

Page 8	Q3 2011

•                  approximately 75% of expected 2011 natural gas production hedged; 378 MMcf/d at an average NYMEX price of US$5.66/Mcf, plus 110 MMcf/d of internal usage

•                  approximately 51% of expected 2011 oil production hedged, with 34,100 bbls/d at a WTI price of US$87.98/bbl and an additional 34,400 bbls/d at an average WTI price of C$90.10/bbl

•                  130 MMcf/d of natural gas hedged for 2012 at an average NYMEX price of US$5.96/Mcf and 127 MMcf/d of natural gas hedged for 2012 at an average AECO price of C$4.50/Mcf, plus internal usage

•                  18,800 bbls/d of expected 2012 oil production hedged at an average WTI price of US$98.24/bbl and an additional 18,000 bbls/d hedged at an average WTI price of C$98.52/bbl

•                  no fixed price commodity hedges in place for 2013.

Financial Highlights

•                  Cash flow in the third quarter was $793 million, or $1.05 per share diluted, compared with $509 million, or $0.68 per share diluted, a year earlier.

•                  Operating earnings were $303 million, or $0.40 per share diluted, compared with $156 million, or $0.21 per share diluted, for the same period last year. Both cash flow and operating earnings were higher because of improved operating cash flow from the company’s refineries and higher average crude oil sales prices and volumes.

•                  Cenovus’s realized after-tax hedging gains were $56 million in the third quarter. Cenovus received an average realized price, including hedging, of $68.13/bbl for its oil in the third quarter, compared with $62.15/bbl during the same quarter in 2010. The average realized price, including hedging, for natural gas in the quarter was $4.48/Mcf, 6% less than in 2010.

•                  Cenovus’s net earnings for the third quarter were $510 million compared with $295 million in the same period last year. Net earnings were positively affected by an unrealized after-tax hedging gain of $283 million, strong refining results and higher average sales prices for crude oil.

•                  Cenovus recorded a total income tax expense of $294 million in the third quarter, a $198 million increase over the same period last year largely because of higher income from its refining business and increased unrealized risk management gains.

•                  Capital investment during the quarter was $631 million, a 32% increase from the third quarter of 2010 as the company continues to advance development of its many promising crude oil opportunities.

•                  Cenovus increased its committed bank credit facility in the third quarter to $3 billion from $2.5 billion and extended it for another year to November 30, 2015. In addition, the standby fees, as well as the cost of future borrowings were reduced.

•                  The company continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At September 30, 2011, the company’s debt to capitalization ratio was 28% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.1 times.

Page 9	Q3 2011

Earnings Reconciliation Summary

(for the period ended September 30) ($ millions, except per share amounts)	2011 Q3	2010 Q3	9 months 2011	9 months 2010

Net earnings Add back (losses) & deduct gains: Per share diluted	510 0.67	295 0.39	1,212 1.60	1,003 1.33

Unrealized mark-to-market hedging gain (loss), after tax	283	45	314	231

Non-operating foreign exchange gain (loss), after tax	-76	19	-11	35

Divestiture gain (loss), after tax	-	75	2	85

Operating earnings Per share diluted	303 0.40	156 0.21	907 1.20	652 0.87

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, October 27, 2011, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 1-888-231-8191 (toll-free in North America) or 1-647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on October 27, 2011, until midnight November 3, 2011, by dialing 1-800-642-1687 or 1-416-849-0833 and entering conference passcode 51998325. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Effective January 1, 2011, Cenovus adopted International Financial Reporting Standards (IFRS). Cenovus’s 2011 interim consolidated financial statements and the 2010 comparative information has been prepared under IFRS. The company’s consolidated financial statements for the year ending December 31, 2011 must use the IFRS standards in effect on December 31, 2011 and as a result, Cenovus’s IFRS accounting policies and the financial information prepared thereunder, are subject to change. Refer to our interim consolidated financial statements and associated MD&A for further information.

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

Page 10	Q3 2011

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before finance costs, interest income, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent MD&A available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” , “looking forward to”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including technology and procedures to reduce our environmental impact, and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access external sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, available at www.cenovus.com. Readers should also refer to “Risk Management” in our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Wedge WellTM is a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $31 billion. For more information, visit www.cenovus.com.

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Cenovus Contacts

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

Bill Stait	Reg Curren
Analyst, Investor Relations	Media Relations Advisor
403-766-6348	403-766-2004

Graham Ingram
Analyst, Investor Relations
403-766-2849

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